CUSIP No. 811065101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Energy Focus, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29268T300

(CUSIP Number)

William Cohen
53 East 34th Street
Pine Brook, NJ 07514
973.754.8181

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811065101

1	NAME OF REPORTING PERSON Costar Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 811065101

1	NAME OF REPORTING PERSON William Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
655,179
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
655,179
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,179
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 811065101

EXPLANATORY NOTE
Costar Partners II, LLC (“Costar”) and William Cohen previously filed a joint statement of beneficial ownership on Schedule 13D with the Securities and Exchange Commission with respect to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”) beneficially owned by Costar and Mr. Cohen. Mr. Cohen is the Manager and controlling member of Costar. On December 19, 2017, Costar distributed its 600,000 shares of Common Stock to its members, including Mr. Cohen. Accordingly, this amendment is being filed to report the disposition of the shares by Costar and termination of its filing obligation and acquisition of such shares by Mr. Cohen as directly owned.
Item 1.            Security and Issuer
This Schedule 13D relates to the Common Stock.
The address of the Company’s principal executive office is 32000 Aurora Road, Suite B, Solon, Ohio 44139. The Company’s telephone number at this address is (440) 715-1300.

Item 2.     Identity and Background.

(a)	This Schedule 13D is filed by Costar Partners II, LLC and William Cohen.

(b)	The business address of Costar and Mr. Cohen is 53 East 34th Street, Pine Brook, NJ 07514.

(c)	Mr. Cohen is the Manager and controlling member of Costar, which is an investment vehicle for investing in the Common Stock.

(d)-(e)
During the past five years, neither Costar nor Mr. Cohen (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cohen is a citizen of the United States, and Costar was incorporated in New Jersey.

Item 3.        Source and Amount of Funds and Other Consideration.
Costar distributed the 600,000 shares of Common Stock held by it on December 19, 2017 to its members, including 525,000 shares distributed to Mr. Cohen.

Item 4.        Purpose of Transaction.
The shares of Common Stock were distributed by Costar to Mr. Cohen in connection with the planned dissolution of Costar.

Mr. Cohen has no present plans or proposals that relate to, or would result in, any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Cohen reserves the right to formulate plans and/or make proposals, and to take actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a)
As of the date hereof, Mr. Cohen beneficially owns 655,179 shares, which represent 5.5% of the outstanding shares of Common Stock based on information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed on November 8, 2017 (which reported that there were 11,856,843 shares outstanding as of November 6, 2017). Such shares include options to purchase 10,000 shares of Common Stock.

CUSIP No. 811065101

(b)	Mr. Cohen has sole voting and dispositive power over the shares of Common Stock reported as beneficially by him in response to Item 5(a) above.

(c)
Except as provided above in Item 3, no transactions with respect to the Common Shares have been effected by Mr. Cohen or, to the knowledge of Mr. Cohen, by any of his affiliates, during the 60 days prior to the date of this Schedule 13D.

(d)	Inapplicable.

(e)    Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 7, 2017, Costar entered into a Dissolution and Distribution Agreement with each of its members, including Mr. Cohen, providing for the dissolution of Costar and distribution of the shares of Common Stock held thereby.

Item 7.	Material to Be Filed as Exhibits.

1.    Dissolution and Distribution Agreement dated December 7, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:	January 4, 2018
/s/ William Cohen
Name:	William Cohen

COSTAR PARTNERS II, LLC
By:	/s/ William Cohen
Name:	William Cohen
Title:	Manager